

December 27, 2012

Via E-mail
Mr. Michael A. Coke
Chief Financial Officer
Terreno Realty Corporation
101 Montgomery Street, Suite 200
San Francisco, CA 94104

> **Re: Terreno Realty Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 22, 2012**
> **File No. 1-34603**

Dear Mr. Coke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 2. Properties, page 27

1. We note that approximately 23 percent of your leases will expire in 2013. In future Exchange Act reports, please discuss the relationship between market rents and rents from your expiring leases.

2. We note that many of your leases are triple-net leases. In future Exchange Act reports, please discuss how you monitor tenant credit quality and identify any material changes in quality.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Property Acquisitions, pages 41 and 42

3. We note your disclosure related to the amortization period of below market leases. It appears that your disclosure addresses a scenario where the leases do not include a bargain renewal option. In future filings, please expand your policy disclosure to address bargain renewal options. Additional, apply this comment to the footnotes of your financial statements. Please provide us an example of your proposed disclosure.

Financial Statements

Consolidated Statements of Operations, page F-3

4. We note that you have included distributions declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or Thomas Kluck, Branch Chief, at (202) 551-3233 with regard to legal comments.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant